

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Karsten Munk Knudsen
Executive Vice President and Chief Financial Officer
NOVO NORDISK A/S
Novo Alle 1
DK-2880 Bagsværd
Denmark

> **Re: NOVO NORDISK A/S**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed February 1, 2023**
> **File No. 333-82318**

Dear Karsten Munk Knudsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2022

General

1. We note that you provided more expansive disclosure in your Annual Report 2022, CDP Climate Change 2022 Report, CDP Water Security 2022 Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in such reports and on your website.

Operating and Financial Review and Prospects, page 10

2. You indicate in your CDP Climate Change 2022 Report that climate-related risks are identified and assessed through your risk management process. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3. We note your disclosure on page 23 of your 2022 Annual Report stating that you "work to identify, assess and mitigate short-, medium- and long-term climate related risks within our operations and supply chain, such as flooding, storm surges, earthquakes, tornadoes and wildfires that could disrupt production." Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
    - severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
    - quantification of material weather-related damages to your property or operations;
    - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
    - any weather-related impacts on the cost or availability of insurance.

4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences